

June 1, 2020

Patrick D. Hallinan
Chief Financial Officer
Fortune Brands Home & Security, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015-5611

  Re: Fortune Brands Home & Security, Inc.
    Form 10-K for the year ended December 31, 2019
    Filed February 26, 2020
    File No. 001-35166

Dear Mr. Hallinan:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
6. Goodwill and Identifiable Intangible Assets, page 41

1. We note you calculated the fair value of certain trade names in 2019 and 2018 for your impairment evaluation. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these assets. Please refer to ASC 820-10-50-2(bbb).

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction